Exhibit 99.163

Report of Independent Registered Chartered Accountants

To the Unitholders of

Acclaim Energy Trust:

We have audited the consolidated balance sheets of Acclaim Energy Trust (the “Trust”) as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Acclaim Energy Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

The Trust is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal controls over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting.  Accordingly we express no such opinion.

On March 4, 2005, we reported separately to the Unitholders of the Trust on the consolidated financial statements  for the same period, prepared in accordance with Canadian generally accepted accounting principles but which excluded the retroactive application of the changes in accounting policies related to convertible debentures and exchangeable shares that were adopted by the Trust in 2005 as set out in Notes 2(d) and 2(e) and which also excluded Note 18, Differences Between Canadian and United States Generally Accepted  Accounting Principles.

Calgary, Alberta, Canada	(signed) “Deloitte & Touche LLP”
March 4, 2005 (except as to Notes 2(d), 2(e), 17 and 18, which are dated as at December 19, 2005)	Independent Registered Chartered Accountants

Comments By Independent Registered Chartered Accountants On Canada-United States Of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements.  As described in Note 2 to the consolidated financial statements of Acclaim Energy Trust (the “Trust”) as at and for the year ended December 31, 2004, the Trust adopted new  accounting policies with respect to hedging relationships, asset retirement obligations, transportation costs convertible debentures and exchangeable shares  all to conform to new recommendations of  the Canadian Institute of Chartered Accountants.  Our report to the Unitholders of the Trust dated March 4, 2005 (except for notes 2(d), 2(e), 17 and 18, which are dated as at December 19, 2005) is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the report of independent registered chartered accountants when the changes are properly accounted for and adequately disclosed in the financial statements.

Calgary, Alberta, Canada	(signed) “Deloitte & Touche LLP”
March 4, 2005 (except as to Notes 2(d), 2(e), 17 and 18, which are dated as at December 19, 2005)	Independent Registered Chartered Accountants

Acclaim Energy Trust

Consolidated Balance Sheets

As at December 31

($000s)

	2004	2003
	(Restated - Note 2)	(Restated - Note 2)
ASSETS
Current Assets
Accounts receivable	$110,667	$60,720
Prepaid expenses and deposits	13,605	8,202
Deferred financial derivative loss (Note 13)	2,818	—
	127,090	68,922

Property, plant and equipment, net (Note 4)	1,340,846	932,870
Goodwill (Note 3)	87,954	87,954
Deferred financing charges, net of amortization (Note 2)	3,311	995
Total assets	$1,559,201	$1,090,741

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$123,957	$62,037
Distributions payable	16,831	11,881
Financial derivative liability (Note 13)	13,911	—
	154,699	73,918

Bank debt (Note 5)	283,845	208,997
Convertible debentures (Notes 2 and 8)	79,463	21,416
Hedging obligation and other liabilities	191	2,161
Future income taxes (Note 12)	193,537	161,091
Asset retirement obligations (Note 6)	58,649	32,722
	770,384	500,305

NON-CONTROLLING INTEREST (Notes 2 and 9)	7,837	8,566

Commitments and guarantees (Note 15)
Contingency (Note 16)
UNITHOLDERS’ EQUITY
Capital (Note 7)	1,002,063	657,475
Accumulated earnings	96,021	64,758
Accumulated distributions (Note 11)	(317,104)	(140,363)
	780,980	581,870
Total liabilities and unitholders’ equity	$1,559,201	$1,090,741

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

(signed) “Jack C. Lee”	(signed) “J. Paul Charron”
Chairman of the Board	President and Chief Executive Officer

Acclaim Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

Years ended December 31

($000s except per unit amounts)

	2004	2003
	(Restated - Note 2)	(Restated - Note 2)
REVENUE
Petroleum and natural gas sales	$521,514	$289,036
Royalty expense (net of Alberta Royalty Tax Credit)	(103,957)	(53,616)
	417,557	235,420
EXPENSES
Operating	98,001	50,179
Transportation	8,807	7,627
General and administrative	17,013	10,136
Interest on bank debt	12,054	8,841
Interest on convertible debentures (Note 2)	4,651	3,826
Unit-based compensation	9,016	2,075
Depletion, depreciation and amortization	179,557	101,587
Accretion	3,045	1,743
Realized loss on financial derivatives	39,351	9,635
Unrealized loss on financial derivatives (Note 13)	11,093	—
	382,588	195,649

Earnings before taxes	34,969	39,771
Provision for capital taxes	2,535	2,386
Future income taxes (recovery) (Note 12)	1,171	(5,296)

Net earnings before non-controlling interest	31,263	42,681
Non-controlling interest	—	—
NET EARNINGS	31,263	42,681

Accumulated earnings, beginning of year as previously reported	63,385	22,121
Changes in accounting policies (Note 2)	1,373	879
Accumulated earnings, beginning of year as restated	64,758	23,000

Dividends on preferred shares	—	(923)
Accumulated earnings, end of year	$96,021	$64,758

Net earnings per unit (Note 14)
Basic	$0.35	$0.70
Diluted	$0.35	$0.70

See accompanying notes to consolidated financial statements.

Weighted average units outstanding
Basic	89,583	60,696
Diluted	90,363	60,898

Acclaim Energy Trust

Consolidated Statements of Cash Flows

Years ended December 31

($000s except per unit amounts)

	2004	2003
	(Restated - Note 2)	(Restated - Note 2)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings	$31,263	$42,681
Adjustments for:
Non-controlling interest (Note 2)	—	—
Unit-based compensation	7,344	1,564
Depletion, depreciation and amortization	179,557	101,587
Accretion	3,045	1,743
Unrealized loss on financial derivatives	11,093	—
Future income taxes (recovery)	1,171	(5,296)
Asset retirement obligation costs incurred	(2,894)	(1,301)
Changes in non-cash operating working capital	(12,601)	(9,518)
Cash flow provided by operating activities	217,978	131,460

FINANCING ACTIVITIES
Proceeds from bank debt	74,848	71,363
Repayment of debentures	—	(3,225)
Proceeds from issuance of units, net of issue costs	326,814	208,448
Proceeds from issuance of convertible debentures, net of issue costs	70,657	—
Reduction of hedging obligation and other liabilities	(1,801)	(4,593)
Distributions to unitholders	(171,791)	(115,833)
Dividends on preferred shares	—	(923)
Changes in non-cash financing working capital	1,340	(2,864)
Cash flow provided by financing activities	300,067	152,373
Cash flow provided by operating and financing activities	518,045	283,833

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(443,607)	(211,073)
Disposition of petroleum and natural gas properties	9,280	6,013
Capital expenditures	(95,379)	(41,661)
Acquisition of subsidiaries (Note 3)	—	(35,037)
Changes in non-cash investing working capital	11,661	(2,075)
Cash used in investing activities	(518,045)	(283,833)
Cash beginning and end of year	$—	$—

The Trust paid the following cash amounts in 2004 and 2003:
Interest paid	$10,697	$7,761
Capital taxes paid	$1,832	$5,076

See accompanying notes to consolidated financial statements

Acclaim Energy Trust

Notes to the Consolidated Financial Statements

Years Ended December 31, 2004 and 2003 (tabular amounts in $000s except for unit amounts)

1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Acclaim” or the “Trust”).  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  Differences between Canadian and United States GAAP are explained in note 18.  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimated.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting principles.

In particular the amounts recorded for depletion and depreciation of property and equipment, the impairment test and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Unit consolidation

Effective May 31, 2003, the Trust units were consolidated on a one (1) for 2.5 basis.  Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.  Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.  Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs.  Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Effective January 1, 2004, the Trust adopted CICA Accounting Guideline 16 “Oil and gas accounting – full cost”, (“AcG-16”).  Pursuant to AcG-16, the Trust places a limit on the aggregate carrying value of the Trust’s petroleum and natural gas properties.  An impairment loss exists when the carrying amount of the Trust’s petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves.  If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to earnings.  Reserves are determined pursuant to National Instrument 51-101.  The adoption of this guideline had no impact on the financial statements.

Goodwill

Goodwill is tested annually for impairment.  A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value.  Should an impairment provision be required, it will be charged to earnings in the period of impairment.

Joint venture

A portion of the Trust’s development and production activities are conducted jointly with others.  These financial statements reflect only the Trust’s proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit-based compensation plan

The Trust has a unit-based compensation plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.  See Note 10 for a description of the plan.

Income taxes

The Trust is a taxable entity under the Canadian Income Tax Act (“Act”) and is taxable only on income that is not distributed or distributable to the unitholders.  As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.  These cash equivalents primarily consist of funds on deposit under various terms or Banker’s Acceptances utilized to fix the interest rate on bank debt.  Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares.  Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options and convertible debentures.  The treasury method assumes that proceeds from the exercise of “in-the-money” unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

2.  CHANGES IN ACCOUNTING POLICIES

(a)  Hedging Relationships

Effective January 1, 2004, the Trust adopted Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period.  The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline.  Therefore, the Trust has elected to not apply hedge accounting and to follow the fair value accounting method for all financial instruments.  The new accounting policy has been adopted prospectively.

Effective January 1, 2004, the Trust recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million.  The deferred financial derivative loss is recognized into net earnings over the life of the associated contracts.

(b)  Asset Retirement Obligations

Effective January 1, 2004, the Trust adopted Section 3110 Asset Retirement Obligations.  The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability.  The liability accretes until the obligation is settled.  The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset.   The new accounting policy has been applied retroactively with restatement of prior periods.  As a result of the retroactive application, the comparative statement of earnings has been restated.  The effect of the change on net earnings for the year ended December 31, 2003 and 2004 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

	As Previously Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

(c)  Transportation Costs

Effective January 1, 2004, the Trust has reclassified transportation costs as a separate expense on the Statement of Earnings.  Previously, the transportation costs were netted against petroleum and natural gas sales.  There was no impact on net earnings as a result of this change.  Prior periods have been reclassified for comparative purposes.

(d) Convertible debentures

In November 2004, the CICA issued amendments to CICA 3860 “Financial Instruments – Disclosure and Presentation” which apply to all financial statements for fiscal years beginning on or after November 1, 2004.  On January 1, 2005, Acclaim retroactively adopted the amendments to the standard.  Before the change in accounting policy, Acclaim classified convertible debentures as equity and the interest was included in Accumulated Earnings.  The new standard requires Acclaim’s convertible debentures to be classified as a liability, the related interest to be expensed as incurred and the issue costs to be amortized over the term of the convertible debentures.  Under the new standard, a portion of the convertible debentures relating to the value of the conversion feature is required to be classified as equity.  The value of the conversion feature was determined to be negligible; therefore the convertible debentures have been disclosed entirely as a liability.

The following December 31, 2004 and 2003 balances were restated as a result of the change:

2004

	As Previously Reported	Adjustment	As Restated
Deferred financing charges	—	3,311	3,311
Convertible debentures - liability	—	79,463	79,463
Convertible debentures - equity	74,281	(74,281)	—
Accumulated earnings	97,892	(1,871)	96,021
Depletion, depreciation and amortization	178,781	776	179,557
Interest on convertible debentures	—	4,651	4,651

2003

	As Previously Reported	Adjustment	As Restated
Deferred financing charges	—	995	995
Convertible debentures - liability	—	21,416	21,416
Convertible debentures - equity	19,326	(19,326)	—
Accumulated earnings	65,853	(1,095)	64,758
Depletion, depreciation and amortization	100,492	1,095	101,587
Interest on convertible debentures	—	3,826	3,826

(e)  Exchangeable Shares

On January 19, 2005 the CICA issued revised draft EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that requires Acclaim to reflect exchangeable shares as non-controlling interest on the balance sheet.  Previously the exchangeable shares were reflected as a component of unitholders’ equity.  The exchangeable shares issued by Acclaim were initially recorded at fair value; therefore, conversions of exchangeable shares are transferred into unit capital at the initial fair value.

In accordance with the transitional provisions of EIC 151, the change in accounting policy has been made on a retroactive basis.  The impact of this new accounting policy on opening accumulated earnings and on the earnings of Acclaim for the years ended December 31, 2003 and 2004 was negligible, therefore, no restatement of amounts was required.

3.  ACQUISITIONS

a) ChevronTexaco Property Acquisition

On June 30, 2004, Acclaim acquired from ChevronTexaco Corporation certain conventional oil and gas interests in Western Canada.  The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 8), and debt.

The allocation of the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$477,168
Future income taxes	(31,275)
Asset retirement obligations	(12,733)
Cash purchase consideration	$433,160

b) Exodus Energy Ltd.

On December 19, 2003, the Trust completed the acquisition of Exodus Energy Ltd. (“Exodus”).  The acquisition was accounted for by the purchase method of accounting.  The allocation of the purchase consideration was as follows:

Net working capital deficiency	$(3,825)
Petroleum and natural gas properties	37,912
Goodwill	10,275
Future income taxes	(6,117)
Bank debt	(4,050)
Asset retirement obligations	(4,452)
$29,743
Consideration was comprised of:
Issuance of 1,341,905 units	$15,150
Cash	14,398
Transaction costs	195
$29,743

c) Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million.  The transaction was financed by the issuance of 6.6 million units at $10.95 per unit for gross proceeds of $72.2 million.

d) West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of properties in west central Alberta for approximately $135 million.  The transaction was financed with a combination of bank debt and the issuance of 9.7 million units at $9.75 per unit for gross proceeds of $95.0 million.

e) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. (“Elk Point”).  The acquisition was accounted for by the purchase method of accounting.  The allocation of the purchase consideration was as follows:

Net working capital	$853
Petroleum and natural gas properties	170,000
Goodwill	26,501
Future income taxes	(16,259)
Bank debt	(58,457)
Hedging and lease obligation	(1,378)
Asset retirement obligations	(4,846)
$116,414
Consideration was comprised of:
Issuance of 10,517,264 units	$95,970
Cash	10,890
Transaction costs	9,554
$116,414

The following is a summary of goodwill by acquisition:

	2004	2003
Acclaim Energy Trust	$51,178	$51,178
Elk Point Resources Inc.	26,501	26,501
Exodus Energy Ltd.	10,275	10,275
	$87,954	$87,954

4.  PROPERTY, PLANT AND EQUIPMENT

	2004	2003
Property, plant and equipment, at cost	$1,747,305	$1,160,548
Accumulated depletion and depreciation	406,459	227,678
	$1,340,846	$932,870

Costs relating to unproved properties of $41.5 million (2003 - $45.7 million) were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust’s property, plant and equipment at December 31, 2004 and 2003 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust’s property, plant and equipment.

The following table outlines benchmark prices used in the impairment test at December 31, 2004:

Year	WT1 ($US/bbl)	Exchange Rate	AECO ($CDN/mcf)
2005	42.00	0.820	6.60
2006	40.00	0.820	6.35
2007	38.00	0.820	6.15
2008	36.00	0.820	6.00
2009	34.00	0.820	6.00
2010-2012	33.00	0.820	6.00
Thereafter (inflation %)	2.0%	0.0%	2.0%

5.  BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $400 million revolving production loan and a $25 million revolving operating loan, of which $283.8 million was drawn at December 31, 2004 (December 31, 2003 - $209.0 million).  The full facility bears interest at the lenders’ prime rate or Bankers’ Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio.  The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to semi-annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The credit facility has been classified as long-term on the balance sheet at December 31, 2004 and 2003.

6.  ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $58.6 million (December 31, 2003 - $32.7 million) based on a total future liability of $186.0 million (December 31, 2003 - $103.8 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been discounted using a credit adjusted risk free rate of eight percent and an inflation rate of two percent.

The following table reconciles Acclaim’s asset retirement obligation:

Asset Retirement Obligations	Amount
Balance, December 31, 2003	$32,722
Additions	13,947
Change in estimates	11,829
Settlement of liabilities during year	(2,894)
Accretion expense	3,045
Balance, December 31, 2004	$58,649

7.  CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units, none of which are outstanding.  Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered.  Cash payments for units tendered are limited to $100,000 per month.  The Trust will issue notes for redemption in excess of cash payments.

	2004		2003
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	74,601	$660,048	39,240	$317,734
Issued for cash
Pursuant to equity offerings, net of costs	26,825	320,171	20,586	203,056
Pursuant to private placement, net of costs	—	—	307	2,399
Employee savings plan	160	2,155	111	1,222
Exercise of unit options	11	116	8	70
Issued pursuant to acquisition - Elk Point	—	—	10,517	95,970
Issued pursuant to acquisition - Exodus	—	—	1,342	15,150
Conversion of 11% debentures	1,523	14,854	2,335	22,747
Conversion of 8% debentures	155	2,099	—	—
Conversion of exchangeable shares	70	729	—	—
Distribution reinvestment plan	235	3,122	155	1,700
	103,580	1,003,294	74,601	660,048
Unit purchase loan receivable	—	(1,231)	—	(2,573)
Balance, end of year	103,580	$1,002,063	74,601	$657,475

On October 4, 2004, the Trust issued 5.3 million trust units at $14.25 per trust unit for gross proceeds of $75.5 million.  Net proceeds of the issuance after underwriting fees and expenses were $71.4 million.  The net proceeds from the financing were used to partially repay indebtedness incurred with the Chevron acquisition and to expand Acclaim’s capital expenditure program.

On June 15, 2004, the Trust issued 16.4 million trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured debentures in connection with the Chevron acquisition (Note 3a).  Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

On April 19, 2004, the Trust issued 5.2 million trust units at $12.00 per trust unit for gross proceeds of $62.1 million.  Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

On December 19, 2003, the Trust issued 1.3 million units for total consideration of $15.1 million to complete the acquisition of Exodus (Note 3b).

On October 27, 2003, the Trust issued 4.3 million Trust units for $11.00 per unit for gross proceeds of $46.8 million ($44.5 million net of issue costs).

In conjunction with the acquisition of the West Central Alberta properties (Note 3d), the Trust issued 9.7 million units for $9.75 per unit for gross proceeds of $95.0 million ($90.1 million net of issue costs).  The equity financing closed May 23, 2003.

In conjunction with the acquisition of the Natural Gas Alberta Properties (Note 3c), the Trust issued 6.6 million units for $10.95 per unit for gross proceeds of $72.2 million ($68.6 million net of issue costs).  The equity financing closed July 22, 2003.

On January 28, 2003, the Trust issued 10.5 million units for total consideration of $96.0 million to complete the acquisition of Elk Point (Note 3e).

Distribution reinvestment plan

Canadian unit holders may elect to reinvest their cash distributions into additional units of the Trust.  During 2004, 235,000 units were issued with $3.1 million being credited to capital.

Unit purchase loan receivable

The unit purchase loan receivable is outstanding from employees and directors of the Trust.  The loan is secured by the units purchased and is being repaid by the distributions on those units.  The units purchased had a market value of $4.3 million at December 31, 2004.

8.  CONVERTIBLE DEBENTURES

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures for net proceeds of $72.9 million after costs of the issue.  The debentures have a face value of $1,000 per debenture, a final maturity date of August 31, 2009, and are convertible into trust units of Acclaim at the option of the holder at any time at a price of $13.50 per trust unit.  The debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

On December 17, 2002, the Trust issued $45.0 million, 11% convertible extendible unsecured subordinated debentures at a price of $1,000 per debenture.  The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit.  Interest is payable semi-annually on June 30 and December 31 of each year.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2003	—	$—
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	(2,099)
Balance, December 31, 2004	5,401	$72,901

ii) 11% Convertible Debentures
Balance, December 31, 2002	4,530	$44,163
Converted to units during the year	(2,335)	(22,747)
Balance, December 31, 2003	2,195	21,416
Converted to units during the year	(1,523)	(14,854)
Balance, December 31, 2004	672	$6,562
Total, December 31, 2004	6,073	$79,463

The fair value of the convertible debentures at December 31, 2004, based on quoted market value was $91.2 million (December 31, 2003 - $26.1 million).

9.  NON-CONTROLLING INTEREST

Exchangeable Shares	Number of Units (000s)	Amount
Balance, December 31, 2003	776	$8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	—
Balance, December 31, 2004	808	$7,837

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust.  Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 718,777 units immediately and the remainder exchangeable on October 1, 2005.

10.  UNIT-BASED COMPENSATION PLAN

The Trust had a unit-based compensation plan (the “Option Plan”) under which units of the Trust were reserved for issuance to employees, officers and directors.  Under the terms of the Plan, an option holder was able to exercise a right to sell their options to the Trust.  Compensation expense on unexercised rights was determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

The following table summarizes the activity for the Option Plan:

	Number of Options	Weighted Average Exercise Price
	(000s)
Outstanding, December 31, 2002	2,058	$9.85
Granted	1,619	10.57
Exercised	(8)	8.15
Repurchased and cancelled	(932)	10.21
Outstanding, December 31, 2003	2,737	10.15
Exercised	(12)	9.67
Repurchased and cancelled	(2,725)	—
Outstanding, December 31, 2004	—	$—

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan.  The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates.  The Restricted Units vest over a three-year period.  The Performance Units vest on the third anniversary of the date of the grant.  The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies.  A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

The following table summarizes the activity for the Restricted and Performance Units:

	Number of RTU’s	Number of PTU’s
	(000s)	(000s)
Balance, beginning of year	—	—
Granted	1,143	382
Forfeited	(52)	(8)
Balance, end of year	1,091	374

As of December 31, 2004, there were 1,091,240 Restricted Units and 374,150 Performance Units outstanding entitling holders to 1,604,714 units upon vesting.  A compensation expense of $7.3 million was recorded during the year to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced.  A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5% of their annual base salary and the Trust will match up to 10 percent of their annual base salary.   All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury.  During 2004, 160,070 (2003 – 111,303) units were issued from Treasury under the Employee Unit Savings Plan with $2.2 million (2003 - $1.2 million) being credited to capital (Note 6).  The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

11.  ACCUMULATED DISTRIBUTIONS

The table below shows the cumulative distributions to unitholders:

Distributions on issued units	$/Unit	Amount

Three months ended December 31, 2002	$0.488	$19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
Year ended December 31, 2003	$1.950	$121,338
Three months ended March 31, 2004	0.488	36,410
Three months ended June 30, 2004	0.488	42,002
Three months ended September 30, 2004	0.488	47,882
Three months ended December 31, 2004	0.488	50,447
Year ended December 31, 2004	$1.950	$176,741
Accumulated distributions	$4.388	$317,104

12.  INCOME TAXES

The Trust and Other Non-Corporate Entities

The Trust is an inter vivos trust for income tax purposes.  Accordingly, the Trust is taxable on any income that is not allocated to the unitholders.  The Trust intends to allocate all income to the unitholders.  Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

The Trust had no taxable income in 2004 or 2003.

The Trust also owns interests directly or indirectly in various non-corporate entities which are considered flow-through entities for tax purposes.  These entities are designed to allocate 100 percent of their taxable income to the Trust and therefore do not recognize future income taxes on differences between the carrying value and the tax value of their net assets.  The Trust and other non-corporate entities had the following tax pools:

	2004	2003
Canadian oil and gas property expense	$3,843	$—
Undepreciated capital cost	64,635	—
Canadian development expenditures	1,148	45,332
Tax losses carried forward	577	10,734
Share issue costs	14,357	1,080
	$84,560	$57,146

Corporate Subsidiaries

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2004 and 2003 relating to the following:

	2004	2003
Capital assets in excess of tax value	$221,592	$176,962
Asset retirement obligations	(15,939)	(8,217)
Financial derivatives	(3,884)	—
Finance expense charged to unitholders’ equity	(2,146)	(3,041)
Tax losses carried forward	(6,086)	(4,613)
	$193,537	$161,091

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2004	2003
Net earnings before taxes	$34,969	$39,771
Statutory income tax rate	39.64%	41.08%

Expected income tax expense	$13,862	$16,338
Add (deduct) the tax effect of:
Non-deductible crown charges	14,651	11,553
Non-deductible compensation expense	2,911	—
Net income attributed to the Trust	(14,041)	—
Resource allowance	(11,793)	(12,221)
Effect of change in tax rates and other	(4,216)	(20,820)
Alberta Royalty Tax Credit	(203)	(146)
Future income tax expense (recovery)	1,171	(5,296)
Capital tax expense	2,535	2,386
Total tax expense (recovery)	$3,706	$(2,910)

13.  FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt.  The fair values of financial instruments other than bank debt approximate their carrying amounts due to the short-term nature of these instruments.  The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate.  The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments.  The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The Trust has entered into the following currency financial contracts for 2005:

Monthly Amount	Price	Term
US$3,000,000	CDN$1.2400-CDN$1.3905	January 1, 2005 - December 31, 2005
US$2,000,000	CDN$1.2400-CDN$1.3625	January 1, 2005 - June 30, 2005
US$2,000,000	CDN$1.2000-CDN$1.3605	July 1, 2005 - December 31, 2005

The Trust has entered into the following financial contracts and fixed price physical contracts for 2005 and future years:

Future Commodity Contracts

Daily Quantity	Contract Price ($/gj)	Term
Natural Gas-Collars (AECO)
5,000 GJ	CDN$5.00-$7.80	November 1, 2004-March 31, 2005
20,000 GJ	CDN$7.00-$11.00	November 1, 2004-March 31, 2005
5,000 GJ	CDN$6.20-$12.50	November 1, 2004-March 31, 2005
5,000 GJ	CDN$7.00-$11.25	November 1, 2004-March 31, 2005
15,000 GJ	CDN$6.00-$8.00	April 1, 2005-October 31, 2005
5,000 GJ	CDN$6.00-$9.00	April 1, 2005-October 31, 2005
Natural Gas-Three Way Contracts (AECO)
5,000 GJ	CDN$4.00-$5.00-$8.50	November 1, 2004-March 31, 2005
10,000 GJ	CDN$5.00-$6.00-$8.00	April 1, 2005-October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)
5,000 GJ	CDN$7.00	November 1, 2004-October 31, 2005
Natural Gas-Participating Swaps (AECO)
5,000 GJ	CDN$6.00 +85% participation	April 1, 2005-October 31, 2005
Natural Gas-Call Spreads (AECO)
5,000 GJ (Purchased by Acclaim)	CDN$9.00-$11.50	November 1, 2004-March 31, 2005
Natural Gas-Calls Sold (AECO)
3,000 GJ	CDN$2.80	November 1, 1999-October 31, 2005
Crude Oil-Collars (WTI)
1,000 bbl	US$32.00-38.40	January 1, 2005-December 31, 2005
2,000 bbl	US$32.00-39.00	January 1, 2005-December 31, 2005
Crude Oil-Three Way Collars (WTI)
1,000 bbl	US$20.00-$24.00-$30.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$40.05	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$35.00	January 1, 2005-December 31, 2005
1,000 bbl	US$30.00-$34.00-$43.60	January 1, 2005-December 31, 2005
1,000 bbl	US$34.00-$38.00-$51.00	April 1, 2005-June 30, 2005
Crude Oil-Fixed (WTI)
1,000 bbl	US$40.00	January 1, 2005-December 31, 2006
500 bbl	US$40.10	January 1, 2005-December 31, 2006
Crude Oil-Call Spreads (WTI)
500 bbl (Purchased by Acclaim)	US$41.00-$48.00	July 1, 2005-December 31, 2005
Alberta Power - Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN$43.75	January 1, 2004-December 31, 2005
2 MWh	CDN$47.50	January 1, 2005-December 31, 2006
5 MWh	CDN$48.25	January 1, 2006-December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instrument during the year:

	Financial	Financial
	Derivative	Derivative	Unrealized
	Loss	Liability	Loss
Balance, January 1, 2004 (Note 2)	$11,180	$(11,180)	$—
Amortization	(8,362)	—	8,362
Unrealized loss on financial derivatives	—	(2,731)	2,731
Balance, December 31, 2004	$2,818	$(13,911)	$11,093

The estimated fair value of financial derivative instruments is based on quoted market prices.

14.  NET EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	2004	2003
Weighted average units outstanding	88,877	59,920
Units issuable on conversion of exchangeable shares	706	776
Basic weighted average units and exchangeable shares outstanding	89,583	60,696
Dilutive impact of Restricted and Performance Units	780	—
Dilutive impact of options	—	202
Diluted weighted average units outstanding	90,363	60,898

Net earnings in the net earnings per basic unit calculation has been reduced by dividends on preferred shares of $nil million in 2004 (2003 – $0.9 million).  Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

15.  COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has the following commitments:

($000s)	2005	2006	2007	2008	Thereafter

Office lease	$1,092	$1,092	$1,092	$1,092	$1,092
Transportation	715	714	703	695	4,031
	$1,807	$1,806	$1,795	$1,787	$5,123

16.  CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At December 31, 2004, costs approximating $28 million have been included as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

17.  SUBSEQUENT EVENT

On September 19, 2005, Acclaim announced its intention to merge with StarPoint Energy Trust to form a new benchmark energy trust.  Acclaim’s Board of Directors and Management Team will direct the new trust.  Unitholders of Acclaim and StarPoint Energy Trust approved the merger on December 19, 2005 and the merger is expected to close on January 5, 2006.

18.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net earnings as reported:

	2004	2003

Net earnings as reported for Canadian GAAP	$31,263	$42,681
Adjustments:
Dividends on preferred shares (Note (a))	—	(923)
Depletion, depreciation and amortization (Note (b))	16,453	9,127
Unrealized loss on financial derivatives (Note (d))	8,362	4,842
Effect of applicable income taxes on the above adjustments	(9,081)	(12,086)

Net earnings under U.S. GAAP before cumulative effect of change in accounting principle	46,997	43,641

Cumulative effect of change in asset retirement obligation accounting principle, net of applicable income taxes (Note (c))	—	879

Net earnings and Other Comprehensive Income - U.S. GAAP (Note (f))	$46,997	$44,520

Net earnings per unit before cumulative effect of change in accounting principle
Basic	$0.52	$0.72
Diluted	$0.52	$0.72

	2004	2003

Cumulative effect of change in accounting principle
Basic	$—	$0.01
Diluted	$—	$0.01

Net earnings per unit after cumulative effect of change in accounting principle
Basic	$0.52	$0.73
Diluted	$0.52	$0.73

Weighted average number of trust units outstanding
Basic	89,583	60,696
Diluted	90,363	60,898

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

	Canadian	Increase	U.S.
	GAAP	(Decrease)	GAAP

December 31, 2004

Deferred financial derivative loss (Note (d))	$2,818	$(2,818)	$—
Property, plant and equipment (Note (b))	1,340,846	(58,255)	1,282,591
Future income taxes	193,537	(21,586)	171,951
Non-controlling interest (Note (e))	7,837	(7,837)	—
Temporary equity (Note (e))	—	1,489,617	1,489,617
Capital (Note (e))	1,002,063	(1,002,063)	—
Accumulated earnings (deficit)	96,021	(836,308)	(740,287)
Accumulated distributions (Note (e))	$(317,104)	$317,104	$—

December 31, 2003

Property, plant and equipment (Note (b))	$932,870	$(74,708)	$858,162
Financial derivative liability (Note (d))	—	11,180	11,180
Future income taxes	161,091	(30,667)	130,424
Non-controlling interest (Note (e))	8,566	(8,566)	—
Temporary equity (Note (e))	—	904,524	904,524
Capital (Note (e))	657,475	(657,475)	—
Accumulated earnings (deficit)	64,758	(434,067)	(369,309)
Accumulated distributions (Note (e))	$(140,363)	$140,363	$—

a)  Preferred shares and dividends on preferred shares

During 2003, Acclaim paid dividends on preferred shares of $923 thousand.  The dividends were classified as a reduction to accumulated earnings on the consolidated statement of earnings and accumulated earnings.  In accordance with U.S. GAAP, the preferred shares are required to be classified as temporary equity, which is not classified as unitholders’ equity, since the preferred shares were retractable by the holder of the preferred share and thus the dividends must be treated as an expense.

b)  Property, plant and equipment and depletion, depreciation and amortization

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

The application of the U.S. GAAP impairment test did not result in an impairment loss in either 2004 or 2003.  Historical differences between Canadian and U.S. GAAP impairment losses have resulted in $10.3 million less depletion, depreciation and amortization in 2004 (2003 - $9.1 million).

Effective January 1, 2004, Acclaim adopted changes to the Canadian Institute of Chartered Accountants (“CICA”) Full Cost Accounting Guideline.  Under Canadian GAAP, depletion is calculated by reference to proved reserves estimated using estimated future prices and costs.  Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.  The difference in proved reserves has resulted in $6.2 million (2003 – nil) less depletion recorded under U.S. GAAP.

c)  Asset retirement obligations and accretion

On January 1, 2004, the Trust retroactively adopted CICA Handbook Section 3110 - “Asset Retirement Obligations”.  The Canadian accounting standard is similar to the U.S. Statement of Financial Accounting Standard (“SFAS”) 143 - “Accounting for Asset Retirement Obligations” which was effective for U.S. GAAP in 2003.  The transitional provisions of the new pronouncements differ between Canadian GAAP and U.S. GAAP in that Canadian GAAP requires restatement of comparative amounts whereas U.S. GAAP does not allow restatement.

d)  Financial derivatives and unrealized loss on financial derivatives

Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline - 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”.  This effectively eliminates U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods.  The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline.  The Trust has elected to not apply hedge accounting to any of its financial instruments for both Canadian and U.S. GAAP.

Upon prospective adoption of AcG-13, the Trust recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million.  The deferred financial derivative loss, which is recognized into net earnings over the life of the associated contracts for Canadian GAAP, was equal to the aggregate of the U.S. GAAP unrealized gains and losses incurred on these instruments prior to January 1, 2004.  During 2004, $8.4 million ($5.0 million net of tax) of the deferred financial derivative loss was amortized into earnings under AcG-13.  Because this amount was required to be expensed under U.S. GAAP prior to 2004, an adjustment for this amount has been made during the 2004 year ($4.8 million for the 2003 year).  For Canadian GAAP, there remains a deferred financial derivative loss on the consolidated balance sheet of $2.8 million which was previously recognized in earnings for U.S. GAAP.  Therefore, this amount has been eliminated for U.S. GAAP purposes in the consolidated balance sheet.

e)  Temporary equity

The Trust issues units and exchangeable shares that are redeemable at the option of the unitholder.  Under Canadian GAAP, all Trust units are classified as unitholders’ equity and all exchangeable shares are classified as non-controlling interest.  For U.S. GAAP, Trust units and exchangeable shares that are redeemable at the option of the unitholder are valued at their redemption value and presented as temporary equity.  The redemption value of the trust units and exchangeable shares is based on the trading value of the units at the balance sheet date.  Changes in redemption value are charged or credited to accumulated earnings.

f)  Comprehensive income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to SFAS 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources.  Comprehensive income is equivalent to net income in 2004 and 2003.

Recent Accounting Pronouncements

Canadian GAAP

In January 2005, the CICA approved Section 1530 “Comprehensive Income” (“S.1530”), Section 3855 “Financial Instruments – Recognition and Measurement” (“S.3855”) and Section 3865 “Hedges” (“S.3865”) to harmonize financial instrument and hedge accounting with U.S. GAAP and introduce the concept of comprehensive income. S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains and losses related to hedges or other derivative instruments. S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under Section 3861 “Financial Instruments Disclosure and Presentation”. S.3865 establishes standards for how and when hedge accounting may be applied. We apply SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” for U.S. GAAP purposes and will implement S.3865 for Canadian GAAP for hedging activities. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and are not expected to have a material impact on the Company’s financial statements.

In January 2005, the CICA approved Section 3251 “Equity” which establishes standards for the presentation of equity and changes in equity during a reporting period. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and is not expected to have a material impact on the Company’s financial statements.

The following standards issued by the CICA do not impact the Company at this time:

•                  Section 3861, “Financial Instruments Disclosure and Presentation”, effective for fiscal years beginning on or after November 1, 2004.

•                  Accounting Guideline 15, “Consolidation of Variable Interest Entities”, effective for annual and interim periods beginning on or after January 1, 2004.

U.S. GAAP

Effective January 1, 2004, the Trust prospectively adopted FASB Interpretation No. (“FIN”) 46(R) “Consolidation of Variable Interest Entities”.  FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to those entities (defined as Variable Interest Entities (“VIE’s”) in which the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties.  The VIE definition also extends to entities where equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns.  FIN 46(R) requires consolidation by a business of VIE’s in which it is the primary beneficiary.  The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE.  Adoption of FIN 46(R) had no impact on the financial results of the Trust.

In December 2004, the FASB issued SFAS 123(R) which will eliminate the use of Accounting Principles Board (“APB”) Opinion 25 for measuring and recognizing stock-based compensation for annual reporting periods beginning after June 15, 2005.  The adoption of SFAS 123(R) will not affect the Trust’s measurement of compensation costs as there is no difference in how the Trust measured compensation cost under APB Opinion 25 and SFAS 123(R).

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets”, an amendment of APB Opinion 29, “Accounting for Non-monetary Transactions”.  This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss.  This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005.  The adoption of this statement does not have an impact on the Trust.